UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

              Under the Securities Exchange Act of 1934
(Amendment No. #_4_)

STM Wireless, Inc.
(Name of Issuer)

Common Shares, $.001 par value
(Title of Class of Securities)

784776106
(CUSIP Number)

Pequot Capital Management, Inc., 500 Nyala Farm Road
Westport, CT  06880  Attn: David J. Malat 203/429-2200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2000
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



             SCHEDULE 13D
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1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pequot Capital Management, Inc.
       06-1524885
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2.     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                     (a)
                                                     (b)
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       00
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       CONNECTICUT
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                   7.  SOLE VOTING POWER
                       330,000
                   ------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY       8.  SHARED VOTING POWER
OWNED BY EACH          0
REPORTING          ------------------------------------------------------------
PERSON WITH        9.  SOLE DISPOSITIVE POWER
                       330,000
                    -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     330,000
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.62%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------


Item 1.  Security and Issuer

This Statement relates to the Common Stock, $.001 par value (the "Shares"), of STM Wireless, Inc. (the "Company"), a Delaware corporation. The Company's principal executive office is located at One Mauchly, Irvine, CA 92718-2305.

Item 2.  Identity and Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur
J. Samberg, Daniel C. Benton and Amiel M. Peretz, the directors of the Reporting Person are Messrs. Samberg, Benton and Kevin E. O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 330,000 of the Company's Shares which are held by accounts (the "Accounts") for which the Reporting Person exercises investment discretion. In the transactions which are the subject of this filing, the Reporting Person sold 36,000 Shares at $10.9896 on March 15, 3,000 Shares at $11 on March 16, 10,000 Shares at $11 on March 23, 2,100 Shares at $11.0923 on March 24, 19,900 Shares at $10.1084 on
March 27 and 25,000 Shares at $9.4750 on March 28.

Item 4.  Purpose of Transaction

The sale of the Shares described herein was made in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase Shares or to dispose of additional Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. The Reporting Person reserves the right to take whatever additional action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns in the aggregate 330,000 Shares. These Shares represent approximately 4.62% of the 7,150,000 Shares that the Reporting Person believes to be outstanding. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

None.


After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 4, 2000
Pequot Capital Management, Inc.


By:/s/ David J. Malat
   David J. Malat, Chief Financial Officer